# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AUNA S.A., CIK 0001799207
CUSIP: L0415A103
Title of class of securities: Class A Ordinary Shares, nominal value US$0.01 per share
Address of issuer's principal executive offices: 6, rue Jean Monnet, Luxembourg, Luxembourg (N4), L-2180
Date of event which requires filing of this statement: 11/28/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001999371-24-010550
Filed by CIK 0002019118
Persons authorized to receive notices and communications: Jose Luis Alberdi Gonzalez, Camino a Santa Teresa 1055, piso 14, Heroes de Padierna, La Magdalena Contreras, Mexico (O5), 10700, 52 (55) 5449-7488

## Reporting persons
- Grupo Angeles Servicios de Salud, S.A. de C.V. (CIK 0002019118): type of reporting person: other (OO); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 6,346,406; sole dispositive power 0; shared dispositive power 6,346,406; aggregate amount beneficially owned 6,346,406 (21.09% of the class)
  Comment: The percent calculation assumes that there is a total of 30,095,388 Class A Ordinary Shares (as defined below) outstanding as of June 30, 2025, as reported in Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K/A furnished by the Issuer (as defined below) to the Securities and Exchange Commission (the "SEC") on October 28, 2025 (the "Form 6-K/A").
- Grupo Vazol, S.A. de C.V. (Priorly known as Grupo Empresarial Angeles, S.A. de C.V.): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 6,346,406; sole dispositive power 0; shared dispositive power 6,346,406; aggregate amount beneficially owned 6,346,406 (21.09% of the class)
  Comment: The percent calculation assumes that there is a total of 30,095,388 Class A Ordinary Shares outstanding as of June 30, 2025, as reported in the Form 6-K/A.
- Corpvaza, S.A. de C.V.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 6,346,406; sole dispositive power 0; shared dispositive power 6,346,406; aggregate amount beneficially owned 6,346,406 (21.09% of the class)
  Comment: The percent calculation assumes that there is a total of 30,095,388 Class A Ordinary Shares outstanding as of June 30, 2025, as reported in the Form 6-K/A.
- Mr. Olegario Vazquez Aldir: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 6,346,406; shared voting power 0; sole dispositive power 6,346,406; shared dispositive power 0; aggregate amount beneficially owned 6,346,406 (21.09% of the class)
  Comment: The percent calculation assumes that there is a total of 30,095,388 Class A Ordinary Shares outstanding as of June 30, 2025, as reported in the Form 6-K/A.

## Item 1. Security and Issuer
Address of issuer's principal executive offices: 6, rue Jean Monnet, Luxembourg, Luxembourg (N4), L-2180
Comment: Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13D filed by Grupo Angeles Servicios de Salud, S.A. de C.V. ("GASS"), Grupo Vazol, S.A. de C.V. ("Vazol"), Corpvaza, S.A. de. C.V. ("Corpvaza"), and Mr. Olegario Vazquez Aldir ("Mr. Vazquez Aldir", and collectively with GASS, Vazol, and Corpvaza, the "Reporting Persons"), on August 22, 2024 (the "Original Schedule 13D"), and as amended and supplemented by Amendment No. 1 filed on September 12, 2024, Amendment No. 2 filed on January 14, 2025 and Amendment No. 3 filed on November 13, 2025 (the "Schedule 13D"), relating to the Class A Ordinary Shares, nominal value US$0.01 per share (the "Class A Ordinary Shares"), of Auna S.A., a public limited liability company incorporated in Grand Duchy of Luxembourg ("Auna", or the "Issuer"). This Amendment amends the Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein, and except as set forth below, all Items of the Original Schedule 13D remain unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The following disclosure assumes there are 30,095,388 Class A Ordinary Shares outstanding as of June 30, 2025, as reported in the Report of Foreign Private Issuer on Form 6-K/A furnished by the Issuer with the SEC on October 28, 2025. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 6,346,406 shares of Class A Ordinary Shares, which constitutes approximately 21.09% of the outstanding Class A Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: All transactions in Class A Ordinary Shares effected by the Reporting Persons and, to the best knowledge of the Reporting Persons, the Covered Persons since the filing of Amendment No. 3 for which disclosure is required by Schedule 13D are listed in Schedule 1 hereto and incorporated herein by reference.

## Signatures
- Grupo Angeles Servicios de Salud, S.A. de C.V.: /s/ Jose Luis Alberdi Gonzalez, Jose Luis Alberdi Gonzalez/Legal Vice President (12/02/2025)
- Grupo Vazol, S.A. de C.V. (Priorly known as Grupo Empresarial Angeles, S.A. de C.V.): /s/ Jose Luis Alberdi Gonzalez, Jose Luis Alberdi Gonzalez/Legal Vice President (12/02/2025)
- Corpvaza, S.A. de C.V.: /s/ Jose Luis Alberdi Gonzalez, Jose Luis Alberdi Gonzalez/Legal Vice President (12/02/2025)
- Mr. Olegario Vazquez Aldir: /s/ Jose Luis Alberdi Gonzalez, Jose Luis Alberdi Gonzalez/Legal Vice President (12/02/2025)
Comment: Jose Luis Alberdi Gonzalez is signing on behalf of Mr. Vazquez Aldir pursuant to a power of attorney dated April 12, 2024, which was previously filed with the SEC as an exhibit to a Schedule 13G filed by Mr. Vazquez Aldir on April 12, 2024 (SEC File No. 005-94489).